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                          September 22, 2022

       Desmond Wheatley
       Chief Executive Officer
       Beam Global
       5660 Eastgate Drive
       San Diego, CA 92121

                                                        Re: Beam Global
                                                            Registration
Statement on Form S-1
                                                            Filed September 16,
2022
                                                            File No. 333-267485

       Dear Mr. Wheatley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Jeffrey B. Pietsch,
Esq.